SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                   Commission File Nos.  0-23259
                                                                      1-13573-01
                                                                         1-13573

                           NOTIFICATION OF LATE FILING

      (Check One): |X| Form 10-K |_| Form 11-K |_|Form 20-F |_| Form 10-QSB

|_| Form N-SAR

For the Period Ended:   December 31, 1998

|_| Transition Report on Form 10-K           |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F           |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

For the Transition Period Ended: _________________________.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I. Registrant Information

Full Name of Registrant:     U.S. Timberlands Company, LP
                             U.S. Timberlands Klamath Falls, LLC
                             U.S. Timberlands Finance Corp.
                             -------------------------------------------

Former name if applicable:   N/A
                             -------------------------------------------

Address of principal executive office (Street and Number): 625 Madison Avenue,
                                                           Suite 10-B
                                                           ---------------------

City, State and Zip Code: New York, NY 10022
                          ------------------------------------------------------

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                        PART II. RULE 12b-25 (b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11- K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III. Narrative

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The Registrant has new senior financial management, new auditors and new outside counsel, who have not yet completed their review of the filing.

                           PART IV. Other Information

      (1) Name and telephone number of person to contact in regard to this notification

Robert W. Forman                      (212)                        972-4900
--------------------------------------------------------------------------------
(Name)                             (Area code)                (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  |X| Yes |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes |_| No

      As reported in the Registrants' press release dated February 17, 1999, the Registrants incurred a net loss of $6.4 million for 1998, compared with a loss before extraordinary item of $1.4 million for 1997. Results for 1997 included $9.3 million in non-cash charges for the write-off of deferred financing costs related to extinguishment of debt. Adjusted for this extraordinary item, U.S. Timberlands reported a net loss of $10.7 million for 1997. Revenues for 1998 were $71.3 million compared with $77.3 million for the same period in 1997.

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 1999

                              U.S. Timberlands Company, L.P. (Registrant)
                                 By:  U.S. Timberlands Service Co., LLC

                                 By: /s/ John Rudey
                                     -----------------------------------------
                                     John Rudey, Chief Executive Officer


                              U.S. TIMBERLANDS KLAMATH FALLS, LLC (Registrant)
                                 By:  U.S. Timberlands Services Company, LLC

                                 By: /s/ John Rudey
                                     -----------------------------------------
                                     John Rudey, Chief Executive Officer


                              U.S. TIMBERLANDS FINANCE CORP.  (Registrant)

                                 By: /s/ John Rudey
                                     -----------------------------------------
                                     John Rudey, Chairman